
12060768

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51753

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Goldman Sachs Financial Markets, L.P.

OFFICIAL USE ONLY
223598448 FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 West Street
(No. and Street)

New York (City) New York (State) 10013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Favia (212) 902-1710
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential person who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

GOLDMAN SACHS FINANCIAL MARKETS, L.P.

Statement of Financial Condition
As of December 31, 2011

GOLDMAN SACHS FINANCIAL MARKETS, L.P.
Statement of Financial Condition
INDEX



Report of Independent Auditors

To the Partners of Goldman Sachs Financial Markets, L.P.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Goldman Sachs Financial Markets, L.P. (the "Firm") at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Firm's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2012

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

GOLDMAN SACHS FINANCIAL MARKETS, L.P.

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2011

in thousands	
Assets	
Cash and cash equivalents	**$ 8,692**
Securities purchased under agreements to resell, at fair value	**154,999**
Receivables from brokers, dealers and clearing organizations	**2,720,223**
Receivables from customers and counterparties (includes $62,693 at fair value)	**85,332**
Financial instruments owned, at fair value (includes $1,286,503 pledged as collateral, at fair value)	**2,493,385**
Other assets	**14,462**
Total assets	**$5,477,093**
Liabilities and partners' capital	
Unsecured short-term borrowings	**$ 51,141**
Collateralized financings:	
Securities sold under agreement to repurchase, at fair value	**20,850**
Securities loaned	**1,292,711**
Payables to brokers, dealers and clearing organizations	**273,254**
Payables to customers and counterparties	**96,329**
Financial instruments sold, but not yet purchased, at fair value	**3,086,650**
Other liabilities and accrued expenses	**32,193**
Total liabilities	**4,853,128**
Contingencies	
Subordinated borrowings	**440,000**
Partners' capital	
Total partners' capital	**183,965**
Total liabilities and partners' capital	**$5,477,093**

The accompanying notes are an integral part
of this financial statement

Note 1. Description of Business

Goldman Sachs Financial Markets, L.P. (the firm), a Securities and Exchange Commission (SEC) registered U.S. broker-dealer, is an indirectly wholly owned subsidiary of The Goldman Sachs Group, Inc. (Group Inc.), a Delaware corporation and a financial holding company. The firm's business consists of dealer activities in eligible over-the-counter (OTC) derivative instruments, as defined by SEC Rule 3b-13, together with related cash management and portfolio management activities.

Note 2. Basis of Presentation

This financial statement is prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and include accounts of the firm and transactions with affiliated entities. All references to 2011, unless specifically stated otherwise, refer to the firm's calendar year ended, or the date, as the context requires, December 31, 2011. Any reference to a future year refers to a year ending on December 31 of that year.

Note 3. Significant Accounting Policies

The firm's most significant accounting policy is the use of fair value measurements for financial assets and financial liabilities. See Notes 5 through 8 for policies on fair value measurements. All other significant accounting policies are either discussed below or included in the following footnotes:

Financial Instruments Owned, at Fair Value and Financial Instruments Sold, But Not Yet Purchased, at Fair Value	Note 4
Fair Value Measurements	Note 5
Cash Instruments	Note 6
Derivative Activities	Note 7
Fair Value Option	Note 8
Collateralized Agreements and Financings	Note 9
Short-Term Borrowings	Note 10
Subordinated Borrowings	Note 11
Contingencies	Note 12
Transactions with Related Parties	Note 13
Income Taxes	Note 14
Credit Concentrations	Note 15
Net Capital Requirements	Note 16
Subsequent Events	Note 17

Use of Estimates
Preparation of this financial statement requires management to make certain estimates and assumptions, the most important of which relate to fair value measurements and the provision for potential losses that may arise from litigation, regulatory proceedings and tax audits. These estimates and assumptions are based on the best available information but actual results could be materially different.

Financial Assets and Financial Liabilities at Fair Value. Financial instruments owned, at fair value and Financial instruments sold, but not yet purchased, at fair value are recorded at fair value either under the fair value option or in accordance with other U.S. GAAP. In addition, the firm has elected to account for certain of its other financial assets and financial liabilities at fair value by electing the fair value option. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. See Notes 5 through 8 for further information about fair value measurements.

Investment Management. The firm offers wealth advisory services, namely brokerage and transaction services, primarily to high-net-worth individuals.

Foreign Currency Translation
Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the statement of financial condition.

Recent Accounting Developments
Improving Disclosures about Fair Value Measurements (FASB Accounting Standards Codification (ASC) 820). In January 2010, the FASB issued ASU No. 2010-06, "Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements." ASU No. 2010-06 provides amended disclosure requirements related to fair value measurements. Certain of these disclosure requirements became effective for the firm beginning in 2010, while others became effective for the firm beginning in 2011. Since these amended principles require only additional disclosures concerning fair value measurements, adoption did not affect the firm's financial condition.

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASC 820). In May 2011, the FASB issued ASU No. 2011-04, "Fair Value Measurements and Disclosures (Topic 820) – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs." ASU No. 2011-04 clarifies the application of existing fair value measurement and disclosure requirements, changes certain principles related to measuring fair value, and requires additional disclosures about fair value measurements. ASU No. 2011-04 is effective for periods beginning after December 15, 2011. Adoption of ASU No. 2011-04 will not materially affect the firm's financial condition.

Disclosures about Offsetting Assets and Liabilities (ASC 210). In December 2011, the FASB issued ASU No. 2011-11, "Balance Sheet (Topic 210) – Disclosures about Offsetting Assets and Liabilities." ASU No. 2011-11 will require disclosure of the effect or potential effect of offsetting arrangements on the firm's financial position as well as enhanced disclosure of the rights of setoff associated with the firm's recognized assets and recognized liabilities. ASU No. 2011-11 is effective for annual reporting periods beginning on or after January 1, 2013. Since these amended principles require only additional disclosures concerning offsetting and related arrangements, adoption will not affect the firm's financial condition.

Note 4. Financial Instruments Owned, at Fair Value and Financial Instruments Sold, But Not Yet Purchased, at Fair Value.

Financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value are accounted for at fair value either under the fair value option or in accordance with other U.S. GAAP. See Note 8 for further information about the fair value option. The table below presents the firm's financial instruments owned, at fair value, including those pledged as collateral, and financial instruments sold, but not yet purchased, at fair value.

	As of December 2011	
in thousands	Assets	Liabilities
Equities	$1,486,746	$2,691,069
Derivatives [1]	1,006,639	395,581
Total	$2,493,385	$3,086,650

1. Net of cash collateral received or posted under credit support agreements and reported on a net-by-counterparty basis when the firm believes a legal right of setoff exists under an enforceable netting agreement.

Note 5. Fair Value Measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs.

The best evidence of fair value is a quoted price in an active market. If listed prices or quotations are not available, fair value is determined by reference to prices for similar instruments, quoted prices or recent transactions in less active markets, or internally developed models that primarily use, as inputs, market-based or independently sourced market parameters, including but not limited to interest rates, volatilities, equity or debt prices, foreign exchange rates, credit curves and funding rates.

U.S. GAAP has a three-level fair value hierarchy for disclosure of fair value measurements. The fair value hierarchy prioritizes inputs to the valuation techniques used to measure fair value, giving the highest priority to level 1 inputs and the lowest priority to level 3 inputs. A financial instrument's level in the fair value hierarchy is based on the lowest level of input that is significant to its fair value measurement.

The fair value hierarchy is as follows:

Level 1. Inputs are unadjusted quoted prices in active markets to which the firm had access at the measurement date for identical, unrestricted assets or liabilities.

Level 2. Inputs to valuation techniques are observable, either directly or indirectly.

Level 3. One or more inputs to valuation techniques are significant and unobservable.

The fair value of certain level 2 and level 3 financial assets and financial liabilities may include valuation adjustments for counterparty and the firm's credit quality, transfer restrictions, large and/or concentrated positions, illiquidity and bid/offer inputs. See Notes 6 and 7 for further information about valuation adjustments.

See Notes 6 and 7 for further information about fair value measurements of cash instruments and derivatives, respectively, included in "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased," at fair value, and Note 8 for further information about other financial assets and financial liabilities accounted for at fair value under the fair value option.

in thousands	**As of December 2011**
Total level 1 financial assets	**$1,490,334**
Total level 2 financial assets	**1,376,198**
Total level 3 financial assets	**28,446**
Netting and collateral [1]	**(183,901)**
Total financial assets at fair value	**$2,711,077**
Total assets	**$5,477,093**
Total level 3 assets as a percentage of Total assets	**0.52%**
Total level 3 assets as a percentage of Total financial assets at fair value	**1.05%**
Total level 3 financial liabilities at fair value	**$22,201**
Total financial liabilities at fair value	**$3,107,500**
Total level 3 financial liabilities as a percentage of Total financial liabilities at fair value	**0.71%**

1. Represents the impact on derivatives of cash collateral and counterparty netting across levels of the fair value hierarchy. Netting among positions classified in the same level is included in that level.

Note 6. Cash Instruments

Cash instruments include non-derivative financial instruments owned and non-derivative financial instruments sold, but not yet purchased. See below for the types of cash instruments included in each level of the fair value hierarchy and the valuation techniques and significant inputs used to determine their fair values. See Note 5 for an overview of the firm's fair value measurement policies.

Level 1 Cash Instruments

Level 1 cash instruments include actively traded listed equities. These instruments are valued using quoted prices for identical unrestricted instruments in active markets.

The firm defines active markets for equity instruments based on the average daily trading volume both in absolute terms and relative to the market capitalization for the instrument.

The fair value of a level 1 instrument is calculated as quantity held multiplied by quoted market price. U.S. GAAP prohibits valuation adjustments being applied to level 1 instruments even in situations where the firm holds a large position and a sale could impact the quoted price.

Level 2 Cash Instruments

Level 2 cash instruments include less liquid publicly listed equities. Valuations of level 2 cash instruments can be verified to quoted prices, recent trading activity for identical or similar instruments, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. Consideration is given to the nature of the quotations (e.g., indicative or internal) and the relationship of recent market activity to the prices provided from alternative pricing sources.

Valuation adjustments are typically made to level 2 cash instruments (i) if the cash instrument is subject to transfer restrictions and/or (ii) for other premiums and liquidity discounts that a market participant would require to arrive at fair value. Valuation adjustments are generally based on market evidence.

Level 3 Cash Instruments
As of December 31, 2011 the firm had no level 3 cash instruments.

Fair Value of Cash Instruments by Level
The tables below present, by level within the fair value hierarchy, cash instrument assets and liabilities, at fair value. Cash instrument assets and liabilities are included in "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," respectively.

	Cash Instrument Assets at Fair Value as of December 2011			
in thousands	Level 1	Level 2	Level 3	Total
Equities	$1,486,305	$441	$ –	$1,486,746

	Cash Instrument Liabilities at Fair Value as of December 2011			
in thousands	Level 1	Level 2	Level 3	Total
Equities	$2,691,017	$52	$ –	$2,691,069

Note 7. Derivative Activities

Derivatives are instruments that derive their value from underlying asset prices, indices, reference rates and other inputs, or a combination of these factors. Derivatives may be privately negotiated contracts, which are usually referred to as over-the-counter (OTC) derivatives, or they may be listed and traded on an exchange (exchange-traded).

Client Transactions. The majority of the firm's derivatives are entered into with clients in connection with market-making activities. Clients enter into derivatives to mitigate or modify interest rate, foreign exchange, equity, and other risks or to take proprietary positions. In order to manage the risk from derivative transactions with clients, the firm may enter into offsetting positions in other derivatives or by purchasing or selling cash instruments.

Risk Management. The firm also enters into derivatives to actively manage risk exposures that arise from market-making activities in derivative instruments.

The firm enters into various types of derivatives, including:

- **Forwards.** Contracts that commit counterparties to purchase or sell financial instruments or currencies in the future.

- **Swaps.** Contracts that require counterparties to exchange cash flows such as currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, financial instruments, commodities, currencies or indices.

- **Options.** Contracts in which the option purchaser has the right but not the obligation to purchase from or sell to the option writer financial instruments or currencies within a defined time period for a specified price.

Derivatives are accounted for at fair value, net of cash collateral received or posted under credit support agreements. Derivatives are reported on a net-by-counterparty basis (i.e., the net payable or receivable for derivative assets and liabilities for a given counterparty) when a legal right of setoff exists under an enforceable netting agreement. Derivative assets and liabilities are included in "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," respectively.

The table below presents the fair value of derivatives on a net-by-counterparty basis.

	As of December 2011	
in thousands	**Derivative Assets**	**Derivative Liabilities**
Exchange-traded	$ 15	$ 979
Over-the-counter	1,006,624	394,602
Total	**$1,006,639**	**$ 395,581**

The table below presents the fair value and the number of derivative contracts by major product type on a gross basis. Gross fair values in the table below exclude the effects of both netting under enforceable netting agreements and netting of cash collateral received or posted under credit support agreements, and therefore are not representative of the firm's exposure.

	As of December 2011		
in thousands, except number of contracts	**Derivative Assets**	**Derivative Liabilities**	**Number of Contracts**
Interest rates	$ –	$ –	20
Currencies	–	1	27
Equities	2,607,019	2,387,536	57,890
Gross fair value of derivatives	**$2,607,019**	**$2,387,537**	**57,937**
Counterparty netting [1]	(1,502,956)	(1,502,956)	
Cash collateral netting [2]	(97,424)	(489,000)	
Fair value included in financial instruments owned	**$1,006,639**		
Fair value included in financial instruments sold, but not yet purchased		**$395,581**	

1. Represents the netting of receivable balances with payable balances for the same counterparty under enforceable netting agreements.
2. Represents the netting of cash collateral received and posted on a counterparty basis under credit support agreements.

Valuation Techniques for Derivatives
See Note 5 for an overview of the firm's fair value measurement policies.

Level 1 Derivatives
Exchange-traded derivatives fall within level 1 if they are actively traded and are valued at their quoted market price.

Level 2 Derivatives
Level 2 derivatives include exchange-traded derivatives that are not actively traded and OTC derivatives for which all significant valuation inputs are corroborated by market evidence.

Level 2 exchange-traded derivatives are valued using models that calibrate to market-clearing levels of OTC derivatives. Inputs to the valuations of level 2 OTC derivatives can be verified to market-clearing transactions, broker or dealer quotations or other alternative pricing sources with reasonable levels of price transparency. Consideration is given to the nature of the quotations (e.g., indicative or internal) and the relationship of recent market activity to the prices provided from alternative pricing sources.

Where models are used, the selection of a particular model to value an OTC derivative depends on the contractual terms of and specific risks inherent in the instrument, as well as the availability of pricing information in the market. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit curves, measures of volatility, prepayment rates, loss severity rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, model selection does not involve significant management judgment because outputs of models can be calibrated to market-clearing levels.

Price transparency of OTC derivatives can generally be characterized by product type.

Interest rate. In general, the prices and other inputs used to value interest rate derivatives are transparent, even for long-dated contracts. Interest rate swaps and options denominated in the currencies of leading industrialized nations are characterized by high trading volumes and tight bid/offer spreads. Interest rate derivatives that reference indices such as an inflation index or the shape of the yield curve (e.g., 10-year swap rate vs. 2-year swap rate), are more complex and are therefore less transparent, but the prices and other inputs are generally observable.

Currency. Prices for currency derivatives based exchange rates of leading industrialized nations, including those with longer tenors, are generally transparent. The primary difference between the transparency of developed and emerging market currency derivatives is that emerging markets tend to be observable for contracts with shorter tenors.

Equity. Price transparency for equity derivatives varies by market and underlier. Options on indices and the common stock of corporations included in major indices exhibit the most price transparency. Exchange-traded and OTC equity derivatives generally have observable market prices, except for contracts with long tenors or reference prices that differ significantly from current market prices. More complex equity derivatives, such as those sensitive to the correlation between two or more individual stocks, generally have less price transparency.

Liquidity is essential to observability of all product types. If transaction volumes decline, previously transparent prices and other inputs may become unobservable. Conversely, even highly structured products may at times have trading volumes large enough to provide observability of prices and other inputs.

Level 3 Derivatives

Level 3 OTC derivatives are valued using models which utilize level 1 and/or level 2 inputs as well as unobservable level 3 inputs.

For level 3 equity derivatives, significant level 3 inputs generally include equity volatility inputs for options that are very long-dated and/or have strike prices that differ significantly from current market prices. In addition, the valuation of certain structured trades requires the use of level 3 inputs for the correlation of the price performance for two or more individual stocks.

Subsequent to the initial valuation of a level 3 OTC derivative, the firm updates the level 1 and level 2 inputs to reflect observable market changes and any resulting gains and losses are recorded in level 3. Level 3 inputs are changed when corroborated by evidence such as similar market transactions, third-party pricing services and/or broker or dealer quotations or other empirical market data. In circumstances where the firm cannot verify the model value by reference to market transactions, it is possible that a different valuation model could produce a materially different estimate of fair value.

Valuation Adjustments

Valuation adjustments are integral to determining the fair value of derivatives and are used to adjust the mid-market valuations, produced by derivative pricing models, to the appropriate exit price valuation. These adjustments incorporate bid/offer spreads, the cost of liquidity on large or illiquid positions, credit valuation adjustments (CVA) and funding valuation adjustments, which account for the credit risk and funding risks inherent in derivative portfolios. Market based inputs are generally used when calibrating valuation adjustments to market clearing levels. In addition, for derivatives which include significant unobservable inputs, the firm makes model or exit price adjustments to account for the valuation uncertainty present in the transaction.

Fair Value of Derivatives by Level

The table below presents the fair value of derivatives on a gross basis by level and major product type. Gross fair values in the tables below exclude the effects of both netting under enforceable netting agreements and netting of cash received or posted under credit support agreements both in and across levels, and therefore are not representative of the firm's exposure.

	Derivative Assets at Fair Value as of December 2011				
in thousands	Level 1	Level 2	Level 3	Cross-Level Netting	Total
Equities	$4,029	$2,574,544	$28,446	$ –	$2,607,019
Gross fair value of derivative assets	4,029	2,574,544	28,446	–	2,607,019
Counterparty netting [1]		(1,416,479)		(86,477) [3]	(1,502,956)
Subtotal	$4,029	$1,158,065	$28,446	($86,477)	$1,104,063
Cash collateral netting [2]					(97,424)
Fair value included in financial instruments owned					**$1,006,639**

	Derivative Liabilities at Fair Value as of December 2011				
in thousands	Level 1	Level 2	Level 3	Cross-Level Netting	Total
Currencies	$ –	$ 1	$ –	$ –	$ 1
Equities	108	2,365,227	22,201	–	2,387,536
Gross fair value of derivative liabilities	108	2,365,228	22,201	–	2,387,537
Counterparty netting [1]	–	(1,416,479)		(86,477) [3]	(1,502,956)
Subtotal	$108	$ 948,749	$22,201	($86,477)	$ 884,581
Cash collateral netting [2]					(489,000)
Fair value included in financial instruments sold, but not yet purchased					**$395,581**

1. Represents the netting of receivable balances with payable balances for the same counterparty under enforceable netting agreements.
2. Represents the netting of cash collateral received and posted on a counterparty basis under credit support agreements.
3. Represents the netting of receivable balances with payable balances for the same counterparty across levels under enforceable netting agreements.

Note 8. Fair Value Option

Other Financial Assets and Financial Liabilities at Fair Value

In addition to all cash and derivative instruments included in "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value", the firm has elected to account for certain of its other financial assets and financial liabilities at fair value under the fair value option. The primary reason for electing the fair value option is to reflect economic events in earnings on a timely basis.

Other financial assets and financial liabilities accounted for at fair value include:

- resale and repurchase agreements; and
- certain receivables from customers and counterparties, consisting of prepaid variable share forwards.

Significant inputs for each category of other financial asset and financial liability recorded at fair value are as follows:

Resale and Repurchase Agreements. The significant inputs to the valuation of resale and repurchase agreements are the amount and timing of expected future cash flows, interest rates and collateral funding spreads. See Note 9 for further information.

Receivables from Customers and Counterparties. The significant inputs to the valuation of receivables from customers and counterparties are interest rates and the amount and timing of expected future cash flows.

Fair Value of Other Financial Assets and Financial Liabilities by Level

The tables below present, by level within the fair value hierarchy, other financial assets and financial liabilities accounted for at fair value under the fair value option.

	Other Financial Assets at Fair Value as of December 2011			
in thousands	**Level 1**	**Level 2**	**Level 3**	**Total**
Securities purchased under agreements to resell	$ –	$154,999	$ –	$154,999
Receivables from customers and counterparties	–	62,693	–	62,693
Total	**$ –**	**$217,692**	**$ –**	**$217,692**

	Other Financial Liabilities at Fair Value as of December 2011			
in thousands	**Level 1**	**Level 2**	**Level 3**	**Total**
Securities sold under agreements to repurchase	$ –	$20,850	$ –	$20,850
Total	**$ –**	**$20,850**	**$ –**	**$20,850**

Note 9. Collateralized Agreements and Financings

Collateralized agreements are securities purchased under agreements to resell (resale agreements or reverse repurchase agreements). Collateralized financings are securities sold under agreements to repurchase (repurchase agreements) and securities loaned. The firm enters into these transactions in order to invest excess cash and finance certain firm activities.

Collateralized agreements and financings are presented on a net-by-counterparty basis when a right of setoff exists.

The table below presents the carrying value of resale and repurchase agreements and securities loaned transactions.

in thousands	As of December 2011
Securities purchased under agreements to resell [1]	$154,999
Securities sold under agreements to repurchase [1]	20,850
Securities loaned [1]	1,292,711

1. Resale and repurchase agreements are carried at fair value under the fair value option. See Note 8 for further information about the valuation techniques and significant inputs used to determine fair value.

Securities Loaned Transactions

In a securities loaned transaction, the firm lends securities to a counterparty typically in exchange for cash or securities. When the counterparty returns the securities, at a previously specified date, the firm returns the cash or securities posted as collateral plus accrued interest. The firm makes delivery of securities, and delivers or obtains additional collateral due to changes in the market value of the securities, as appropriate. Securities loaned are recorded based on the amount of cash collateral advanced or received plus accrued interest.

Resale and Repurchase Agreements

A resale agreement is a transaction in which the firm purchases financial instruments from a seller, typically in exchange for cash, and simultaneously enters into an agreement to resell the same or substantially the same financial instruments to the seller at a stated price plus accrued interest at a future date.

A repurchase agreement is a transaction in which the firm sells financial instruments to a buyer, typically in exchange for cash, and simultaneously enters into an agreement to repurchase the same or substantially the same financial instruments from the buyer at a stated price plus accrued interest at a future date.

The financial instruments purchased in resale agreements, principally the U.S. government obligations, represent short term collateralized transactions with an affiliate.

The firm receives financial instruments purchased under resale agreements and monitors the market value of these financial instruments on a daily basis, and delivers or obtains additional collateral due to changes in the market value of the financial instruments as appropriate. For resale agreements, the firm typically requires delivery of collateral with a fair value approximately equal to the carrying value of the relevant assets in the statements of financial condition.

Collateral Received and Pledged

The firm receives financial instruments (e.g., U.S. government and federal agency obligations) as collateral, primarily in connection with resale agreements and derivative transactions. In many cases, the firm is permitted to deliver or repledge these financial instruments when entering into repurchase agreements, securities lending agreements, collateralizing derivative transactions and meeting firm or customer settlement requirements.

The firm also pledges certain financial instruments owned, at fair value in connection with securities lending agreements to counterparties who may or may not have the right to deliver or repledge them. Financial instruments pledged to counterparties that have the right to deliver or repledge assets are reported as "Financial instruments owned and pledged as collateral, at fair value" in the statement of financial condition and were $1,286.5 million as of December 2011.

Note 10. Short-Term Borrowings

The firm obtains short-term borrowings from Group Inc. As of December 2011, the firm borrowed $51.1 million under this short-term financing, which bears interest based on prevailing market rates. The carrying value of these short-term borrowings approximates fair value.

Note 11. Subordinated Borrowing

As of December 2011, the firm had outstanding borrowings of $100.0 million from Group, Inc. under a subordinated loan agreement, which matures in 2013. In addition, the firm has a $440.0 million revolving subordinated loan agreement with Group, Inc., which matures on May 31, 2013. As of December 2011, $340 million was drawn down under this agreement. Amounts borrowed under these subordinated loan agreements bear interest at a rate of LIBOR plus .75% per annum. The carrying value of these borrowings approximates fair value.

The subordinated borrowings are with a related party and are available in computing net capital under the SEC's uniform net capital rule.

To the extent that such borrowings are required for the firm's continued compliance with minimum net capital requirements, they may not be repaid.

Note 12. Contingencies

Pursuant to an agreement, GS Group Inc. guarantees and meets the firm's margin requirement with Goldman, Sachs & Co. (GS&Co), a U.S. registered broker-dealer and affiliate as required under Regulation T of the Federal Reserve. As of December 2011, Group Inc. posted approximately $2,153.3 million of margin with GS&Co on behalf of the firm. In the unlikely event that Group Inc. does not post margin to GS&Co, the firm would need to post margin to GS&Co. This balance is not included in the firm's statement of financial condition.

Note 13. Transactions with Related Parties

The firm enters into transactions with Group, Inc. and affiliates in the normal course of business as part of its trading, financial, and general operations. Amounts payable to, and receivable from, such affiliates are reflected in the consolidated statement of financial condition as set forth below:

in thousands	As of December 2011
Assets	
Securities purchased under agreements to resell, at fair value[1]	$ 154,999
Receivables from brokers, dealers and clearing organizations	2,710,991
Financial instruments owned, at fair value	589
Other assets	14,449
Liabilities	
Unsecured short-term borrowings, including the current portion of unsecured long-term borrowings	$ 51,141
Securities sold under agreement to repurchase, at fair value[1]	20,850
Securities loaned[1]	1,292,711
Payables to brokers, dealers and clearing organizations	273,254
Financial instruments sold, but not yet purchased, at fair value	176,231
Subordinated borrowings	440,000
Other liabilities and accrued expenses	972

1. Represents balances the firm has with GS&Co.

Service Agreement
Pursuant to a service agreement, GS&Co provides all sales, marketing, operational, and administrative support services required by the firm to conduct its business as an OTC derivative dealer in exchange for a variable monthly fee.

Clearing Arrangements
The firm has clearing arrangements with GS&Co and Goldman Sachs International (GSI), a registered U.K. broker dealer. All listed options and equities held by the firm are cleared on the appropriate exchange by GS&Co, GSI or their clearing agents.

Note 14. Income Taxes

Provision for Income Taxes

Effective May 28, 1999, the firm elected to be taxed as a corporation for U.S. federal income tax purposes. As a corporation, for tax purposes, the firm is subject to U.S. federal, state and local income taxes on its earnings. The firm is included with Group, Inc. and subsidiaries in the consolidated corporate federal tax return as well as the consolidated/combined state and local tax returns. The firm computes its tax liability as if it were filing a tax return on a modified separate company basis and settles such liability with Group, Inc. pursuant to the tax sharing policy. To the extent the firm generates tax benefits from its losses, it will be reimbursed by Group, Inc. pursuant to the tax sharing policy. At December 31, 2011, the firm had income tax payable of $31.0 million presented as a component of "Other liabilities and accrued expenses" on the statement of financial condition.

Income taxes are provided for using the asset and liability method under which deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities.

Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. Tax assets and liabilities are presented as a component of "Other assets" and "Other liabilities and accrued expenses," respectively.

At December 2011, the firm did not record a deferred tax asset or deferred tax liability.

The firm recognizes tax positions in the financial statements only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized on settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the financial statements. As of December 2011, the firm did not record a liability related to accounting for uncertainty in income taxes.

All years subsequent to and including 2005 for U.S. Federal and 2004 for New York State and City remain open to examination by the taxing authorities.

Note 15. Credit Concentrations

Credit concentrations may arise from trading activities and may be impacted by changes in economic, industry or political factors. The firm seeks to mitigate credit risk by actively monitoring exposures and obtaining collateral from counterparties as deemed appropriate.

While the firm's activities expose it to many different industries and counterparties, the firm routinely executes a high volume of transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, clearing houses, exchanges and investment funds, which has resulted in significant credit concentration to this industry.

In the ordinary course of business, the firm may also be subject to a concentration of credit risk to a particular counterparty, borrower or issuer, including sovereign issuers, or to a particular clearing house or exchange.

As of December 2011, $155.0 million (3% of total assets) of the firm's securities purchased under agreements to resell were collateralized by U.S. government obligations. As of December 2011, the firm did not have credit exposure to any other counterparty that exceeded 3% of total assets.

Note 16. Net Capital Requirements

The firm is a registered U.S. broker-dealer, which is subject to the SEC's "Uniform Net Capital Rule," and has been granted permission by the SEC to compute its regulatory net capital in accordance with Appendix F of that rule. As of December 2011, the firm had regulatory net capital, as defined, of $602.0 million, which exceeded the amount required by $582.0 million.

Note 17. Subsequent Events

Management has evaluated whether any events or transactions occurred subsequent to the date of the statement of financial condition through February 28, 2012 and determined that there were no material events or transactions that would require recognition or disclosure in these financial statements.